FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        December, 2002

Commission File Number:     0-29500

ARGOSY MINERALS INC.
(Translation of registrant’s name into English)

885 Dunsmuire Street, Suite 582 Vancouver, British Columbia Canada V6C 1N5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGOSY MINERALS INC. (Registrant)

By: /s/ "C.R. Bond" Cecil R. Bond Corporate Secretary

Dated:   February 21, 2002

NEWS RELEASE No. 12-02

December 6, 2003	ASX Symbol - AGY

Appointment of New Director

Argosy Minerals Inc. advises that Mr. John Nicholls has been appointed a Director the company.

ON BEHALF OF THE BOARD

Peter H Lloyd
Chief Executive Officer

For further information contact:
Peter H Lloyd, Chief Executive Officer
Argosy Minerals Inc
Level 1, Suite 3
23 Richardson Street
South Perth, WA, 6151 Australia
Telephone: 61-8-9474-4178
Email: peter.lloyd@argosyminerals.com.au	Cecil R Bond, Financial Director Argosy Minerals Inc 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: argosy@intergate.ca

CAUTIONARY STATEMENT
The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.. All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Argosy’s expectations are disclosed under the heading “Risk Factors” and elsewhere in Argosy’s documents filed from time to time with the Australian Stock Exchange, and other regulatory authorities. All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.

CANADA 20607 Logan Avenue • Langley, B.C., Canada V3A 7R3 • Tel 0011 (604) 530-8436 • Fax 0011 (604) 530-8423
AUSTRALIA Level 1, Suite 3, Parkview • 23 Richardson Street, South Perth, W.A., Australia 6151 • Tel 011 618-9474-4234 • Fax 011 618 9474 4236
Listed on the Australian Stock Exchange under the symbol AGY
Argosy Minerals Inc is a limited liability corporation registered under the Yukon Business Corporations Act.